Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Enters into Royalty Agreement

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, Dec. 31 /CNW Telbec/ - Claude Resources Inc. ("Claude") (TSX:
CRJ; AMEX: CGR) is pleased to announce that it has entered into a Royalty
Agreement ("Agreement") with Red Mile Resources No. 11 Limited Partnership
("Red Mile"). Under the terms of the Agreement, Claude has sold a royalty on a portion of the gold production at its Seabee Mine; this agreement lasts
10 years. The Company received cash of $28.9 million, which included royalty income of $25.6 million and fees and interest of $3.3 million.
    Under the terms of the Agreement, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts can vary between CDN $35.17 to $147.05 per ounce over the term of the Agreement. In addition, the Company granted Red Mile a Net Profits Interest (NPI) of 3.50%,
3.70% or 3.90% in years 2013 through 2017, payable only if each day's price of gold in any of those calendar years is equal to or greater than CDN $1,250,
$1,500 or $1,675 per ounce, respectively.
    $25.6 million of the cash received was placed with a financial institution; in return, the Company received a promissory note. Interest earned from the promissory note will be sufficient to fund the expected basic royalty payments during the first four years of the Agreement. Interest and principal from the promissory note will be sufficient to fund the expected basic royalty payments over the remaining years of the Agreement.
    Under certain circumstances the Company has the right, by way of a call option, to acquire the partnership units of Red Mile, effectively terminating the Agreement, for the lower of market value or for the outstanding amount of the promissory note.
    The balance of the funds received of $3.3 million will be used for general corporate purposes.

    This document contains "forward-looking statements" that are based on
Claude Resources Inc.'s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook", "anticipate",
"project", "forecast", "target", "believe", "estimate", "expect", "intent",
"should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing. A discussion of these and other factors that may affect Claude Resources Inc.'s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange Commission. This
list is not exhaustive of the factors that may affect Claude Resources Inc.'s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; Rick Johnson, Chief Financial Officer, (306)
668-7505; Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:10e 31-DEC-07